PUMA®

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02042989

SUPPL

02 AUG -1 AM 9:11

29.07.2002

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

Dear Sirs,

Please find attached the Press Release for the 2nd Quarter and First Half-Year 2002 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Encls.

I:\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

MEDIA CONTACT:
U.S.A. Lisa Beachy, Tel. +1 978 698 1124
Europe Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
U.S.A. Susana Tapia, Tel. +1 978 698 1066
Europe Dieter Bock, Tel. +49 9132 81 2261

Financial Results for the 2nd Quarter and First Half-Year 2002

Herzogenaurach, Germany, July 25, 2002 – PUMA AG announces its consolidated financial results for the 2nd Quarter and the First Half-Year 2002.

Highlights 2nd Quarter

- **Consolidated sales increase 59%**
- **Gross profit margin improves to 43% (40%)**
- **EBT more than triple to €24 million (€7 million)**
- **Earnings per share leap from €0.29 to €1.07**

Highlights First Half-Year

- **Worldwide brand sales increase 35%**
- **Consolidated sales grow 57%**
- **Gross profit margin attains high level of 43%**
- **EBT rise more than 200%, reaching FY 2001 profit levels in just 6 months**
- **Earnings per share soar from €0.76 to €2.50, or 229%**

Outlook

- **Future orders up +65%**
- **Sales growth expected at above 40%**
- **Pre-tax earnings targeted to surpass €100 million**

Income Statement Review

Strong growth in Q2
In the second quarter, sales increased by 59.2% to €205.9 million, versus €129.3 million last year. For the first six months, sales were up by 57.4%, growing from €278.7 million to €438.7 million. Excluding the first-time consolidation of Tretorn, a strong organic growth of 46.3% was realized.

All product segments performed very well. Footwear grew by 64.4% in Q2 and 60.9% during the first six months of 2002. Apparel sales were up by 39.9% or 41.3% respectively, and accessories soared by 83,9% in Q2, reaching a growth of 90.7% during the First Half of 2002.

Worldwide PUMA brand sales, including sales from licensees, increased by 35.3% to €652.7 million. Currency adjusted, this marked an increase of 37.7%.


Net Sales (€ million)
250
200
150
100
50
0
Q1
Q2
Q3
Q4
2001
2002

Gross profit margin improves further
In the second quarter, gross profit margin improved by 330 basis points and reached 43.2% compared to 39.9% last year. For the first six months, gross profit margin reached 43% versus 40.5%. Royalty and commission income increased 33.8% to €11.3 million in the second quarter, and 25.9% to €21.3 million from January until June 2002. SG&A expenses in Q2 were 35.4% of sales compared to 39.3% last year, and 33.3% versus 38.5% year-to-date.


Gross Profit Margin (in %)
45%
40%
35%
Q1
Q2
Q3
Q4
2001
2002

EBT more than triple
In the second quarter, EBT soared 233.5% and reached €24.1 million, versus €7.2 million last year. For the first six months, EBT is up by 203.5% and more than tripled from €18.8 million to €57.2 million. Consequently, the First Half-Year result already reached the profit level of FY 2001.


EBT (€ million)
30
24
18
12
6
0
Q1
Q2
Q3
Q4
2001
2002

Earnings per share jump to €2.50
Second quarter net earnings amounted to €16.5 million or €1.07 per share, compared to €4.5 million or €0.29 last year. Net earnings for the First Half-Year totaled €38.6 million versus €11.7 million, an increase of 230.3%. Earnings per share jumped by 229.2% from €0.76 to €2.50 or to €2.44 per diluted share during the First Half-Year.


Earnings per Share (in €)
1,5
1
0,5
0
Q1
Q2
Q3
Q4
2001
2002

Balance Sheet Review

Whereas total business grew by 57.4% during the First Half of 2002, the total balance sheet only increased by 26.2 compared to last year. Equity improved from €146.6 million to €207.8 million, and likewise the equity ratio jumped to 43.9% versus 39.1%.

At end of June, inventories stood at €146.2 million, an increase of only 13.7% from last year. Receivables were up by 32% to €198.6 million, a level well below the sales increase in the second quarter of 59.2%.

Net bank debts were reduced by 45.5% from €31 million at the end of June last year to €16.9 million this year.

Regional Highlights

Strong growth in Europe and the Americas

Europe

During the second quarter, sales for Europe were up significantly by 63.4% to €133.8 million.

Sales for the First Half rose by 63% to €293.3 million, versus €179.9 million last year. All countries within this region exhibited impressive double-digit growth. In terms of product categories, a significant improvement was realized in footwear, apparel, as well as in accessories. In total, Europe accounts for 66.9% of consolidated sales.

Americas

Second quarter sales in the Americas increased notably by 56.8% to €56.3 million, which was driven by strong growth in the U.S.

First Half-Year sales grew by 54.5% to €112.2 million, compared to €72.6 million for the same period last year. The success was due exclusively to sales growth in the U.S, which was 60.5% or 62.6% currency adjusted. Sales in Latin America were only slightly above the previous year's level, due to the overall market environment. Total sales for the Americas contributed 25.6% to consolidated sales.

Asia/Pacific Rim

In the Asia/Pacific Rim region, sales amounted to €10.4 million during the second quarter, versus €10 million compared to last year.

Sales for the first six months increased by 8.2% from €21.9 million to €23.8 million. Australia, New Zealand, and the Pacific Islands, are the only countries consolidated in this region, as they are serviced by subsidiaries.

The other Asian markets such as Japan, Korea, and South-East Asia solely comprise license markets for PUMA. Currency-adjusted, a double-digit sales growth was realized through licensees.

Africa/Middle East

Second quarter sales in Africa/Middle East more than tripled, but on a small base. Accumulated sales for the period of January until June increased by 119.7% to €9.5 million, compared to €4.3 million during the same period last year.


Sales by Region (€ million)
Europe
Americas
A/P
A/M.E.
2002
2001
0
50
100
150
200
250
300

Future Orders

Future orders growth again at record level: +65%
PUMA's future orders for deliveries, mainly during the Second Half of 2002, total €422.4 million, 65% higher than such orders for the same period last year. Excluding the first-time consolidation effect, orders are up by 59.2%.

Future orders for footwear rose significantly by 74.7% to €305 million, apparel experienced further marked improvement, with a 47.8% increase to €98.6 million, while accessories climbed 26.9% to €18.8 million. By region, Europe was up +72.6% to €324.7 million, the Americas rose +47.1% to €72.7 million, whereby orders for the U.S. were up 57.1%, or 59.2% currency adjusted. Asia/Pacific increased +9.2% to €14.2 million, and Africa/Middle East almost doubled to €10.7 million.



Orders (€ million)
Footwear
Apparel
Acc.
2002
2001
0
50
100
150
200
250
300
350

Outlook

Sales growth expected at above 40%
Management expects sales growth for FY 2002 of above 40%.

The gross profit margin should maintain a high level between 42% and 43%. Selling, general and administration expenses are projected to continue to develop at a lower rate than sales, whereby investments in marketing/retail and product development will continue above the industry average.

Pre-tax profits are targeted to surpass €100 million. PUMA is well positioned to maintain and further enhance its market share and position as one of the most desirable sports brands.

Jochen Zeitz, Chairman and CEO, said: " In a challenging economic environment, we are pleased to complete the First Half of 2002 with a very strong result in the second quarter, and we anticipate that 2002 will be another outstanding year for PUMA."

Financial Calendar

The results for Q3 2002 are scheduled for release on November 6, 2002.

PUMA's earnings releases and other financial information are available on the Internet at "about.puma.com".

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

PUMA is the alternative sports brand that successfully fuses the creative influences from the worlds of sport, lifestyle and fashion. For further information please visit www.puma.com.

Income Statements PUMA Group	Q2/2002 € Mio.	Q2/2001 € Mio.	Deviation	1-6/2002 € Mio.	1-6/2001 € Mio.	Deviation
Net sales	**205,9**	**129,3**	59,2%	**438,7**	**278,7**	57,4%
Cost of sales	-116,8	-77,7	50,4%	-249,9	-165,8	50,7%
Gross Profit	**89,0**	**51,6**	72,4%	**188,8**	**113,0**	67,1%
- in % of net sales	43,2%	39,9%		43,0%	40,5%	
Royalty and commission income	11,3	8,5	33,8%	21,3	16,9	25,9%
	100,4	60,1	67,0%	210,1	129,8	61,8%
Selling, general and administrative expenses	-72,9	-50,8	43,3%	-146,2	-107,3	36,3%
EBITDA	**27,5**	**9,3**	197,3%	**63,9**	**22,5**	183,4%
Depreciation and amortisation	-3,0	-1,6	94,0%	-5,8	-3,1	90,2%
EBIT	**24,5**	**7,7**	218,4%	**58,0**	**19,5**	198,1%
- in % of net sales	11,9%	5,9%		13,2%	7,0%	
Financial expenses	-0,3	-0,4	-28,3%	-0,8	-0,6	33,0%
EBT	**24,1**	**7,2**	233,5%	**57,2**	**18,8**	203,5%
- in % of net sales	11,7%	5,6%		13,0%	6,8%	
Income taxes	-8,0	-2,8	189,4%	-18,9	-7,2	163,5%
- Tax ratio	33,0%	38,0%		33,0%	38,0%	
Minorities	0,4	0,0		0,3	0,0	
Net earnings after minorities	**16,5**	**4,5**	268,6%	**38,6**	**11,7**	230,3%
Net earnings per share (€)	**1,07**	**0,29**	267,4%	**2,50**	**0,76**	229,2%
Net earnings per share (€) - diluted	**1,04**	**0,29**	258,3%	**2,44**	**0,76**	221,0%
Weighted average shares outstanding	15,442	15,390		15,442	15,390	
Weighted average shares outstanding - diluted	15,835	15,390		15,835	15,390	

Primary segment data	**Sales**		**Gross Profit**	
	1-6/2002	**1-6/2001**	**1-6/2002**	**1-6/2001**
	by head office location of customer			
Breakdown by Regions	**€ Mio.**	**€ Mio.**	**%**	**%**
Europe	**293,3**	**179,9**	**44,4%**	**42,4%**
America	**112,2**	**72,6**	**42,7%**	**39,0%**
Asia/Pacific Rim	**23,8**	**21,9**	**35,4%**	**32,6%**
Africa/Middle East	**9,5**	**4,3**	**25,6%**	**26,0%**
	438,7	**278,7**	**43,0%**	**40,5%**

	Sales		**Gross profit**	
	1-6/2002	**1-6/2001**	**1-6/2002**	**1-6/2001**
Breakdown by Product Segments	**€ Mio.**	**€ Mio.**	**%**	**%**
Footwear	**304,3**	**189,1**	**43,4%**	**41,2%**
Apparel	**104,5**	**74,0**	**41,2%**	**38,6%**
Accessories	**29,8**	**15,6**	**45,9%**	**41,0%**
	438,7	**278,7**	**43,0%**	**40,5%**

Consolidated Balance Sheet as of June 30	2002 € Mio.	2001 € Mio.	Deviation
ASSETS			
Cash and cash equivalents	38,7	32,7	18,3%
Inventories	146,2	128,6	13,7%
Receivables and other current assets	198,6	150,4	32,0%
Total current assets	**383,4**	**311,6**	23,0%
Deferred Income Taxes	**16,5**	**23,5**	-29,8%
Property and equipment, net	**52,0**	**34,1**	52,7%
Goodwill and other long-term assets	**21,1**	**5,7**	267,8%
	473,1	**375,0**	26,2%
LIABILITIES AND SHAREHOLDER'S EQUITY			
Short-term bank borrowings	55,5	63,7	-12,8%
Accounts payable	61,2	50,6	20,8%
Other current liabilities	129,0	97,7	32,1%
Total current liabilities	**245,7**	**211,9**	15,9%
Pension accruals	**17,9**	**13,7**	30,4%
Long-term liabilities interest bearing	**1,3**	**2,7**	-52,8%
Minority interest	**0,4**	**0,0**	
Total Shareholders' equity	**207,8**	**146,6**	41,8%
	473,1	**375,0**	26,2%

Cash Flow Statement PUMA Group	1-6/2002 € Mio.	1-6/2001 € Mio.	Deviation
Earnings before taxes on income	**57,2**	**18,8**	203,5%
Non cash effected expenses and income	**9,9**	**5,7**	75,0%
Cash Flow - Gross	**67,1**	**24,5**	173,7%
Change in Working Capital	**-56,6**	**-46,8**	21,0%
Interests, taxes and other payments	**-7,9**	**-3,4**	133,1%
Cash Flow from operating activities	**2,6**	**-25,7**	-110,2%
Cash Flow from investing activities	**-10,1**	**-9,4**	7,5%
Free Cash Flow	**-7,5**	**-35,1**	-78,6%
Cash Flow from financing activities	**12,5**	**23,8**	-47,4%
Effect on exchange rates on cash	-1,7	1,1	
Change in cash and cash equivalents	**3,4**	**-10,2**	**-133,1%**
Cash and cash equivalents at beginning of financial year	35,3	42,8	-17,6%
Cash and cash equivalents end of the period	**38,7**	**32,7**	**18,3%**

Selected Key Figures	2002	2001	Deviation
World-wide sales (€ Mio.)	652,7	482,4	35,3%
Equity ratio	43,9%	39,1%	
Working capital (€ Mio.)	150,3	130,7	15,0%
Order backlog (€ Mio.)	422,4	256,0	65,0%
Investments in tangible and intangible assets (€ Mio.)	10,1	9,4	7,8%
Headcount (June 30)	2.304	1.617	42,5%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.